1. Name and Address of Reporting Person
   Zimmerman, Michael E.
   130 N Main Street
   Butte, MT 59701
   USA
2. Issuer Name and Ticker or Trading Symbol
   Touch America Holdings, Inc.
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   VP, Corporate Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               5690           D
Common Stock                                                                               16734.7683     I           BY TTEE RET &
                                                                                           <F1>                       SAV PLAN
                                                                                                                      (401K)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $1.605   07/24/2         A         35000       07/24/2003 07/24/2012 Common  35000    $1.6050    35000   D
Options              002                                                         Stock                       <F2>
(Right to
buy)
Stock       $10.8125                                                  09/09/2006 Common                      8322    D
Options                                                                          Stock                       <F3>
(Right to
buy)
Stock       $11.25                                                    05/22/2005 Common                      12990   D
Options                                                                          Stock                       <F4>
(Right to
buy)
Stock       $11.3125                                                  09/16/2004 Common                      10450   D
Options                                                                          Stock                       <F5>
(Right to
buy)
Stock       $18                                                       04/06/2008 Common                      24000   D
Options                                                                          Stock                       <F6>
(Right to
buy)
Stock       $35.3594                                                  06/21/2009 Common                      24000   D
Options                                                                          Stock                       <F7>
(Right to
buy)
Stock       $38.6875                                                  06/26/2010 Common                      24000   D
Options                                                                          Stock                       <F8>
(Right to
buy)

Explanation of Responses:

<F1>
Includes 8,982.1123 shares acquired under the Retirement and Savings Plan (410K) since December 2000.
<F2>
11,667 shares exercisable on 7/24/03, 11,667 shares exercisable on 7/24/04 and 11,666 shares exercisable on 7/24/05.
<F3>
Vesting began on 3/10/97 in three equal annual installments.
<F4>
Vesting began on 1/1/96 in three equal annual installments.
<F5>
Vesting began on 3/31/95 in three equal annual installments.
<F6>
Exercisable 04/06/2000.
<F7>
Exercisable 06/21/2001.
<F8>
Exercisable 06/26/2002.

SIGNATURE OF REPORTING PERSON
/s/ Michael E. Zimmerman

DATE
02/13/2003